On May 14, 2012, the Annual Meeting of Shareholders of the Fund was held to elect two Trustees. On February 14, 2012, the record date for the meeting, the Fund had outstanding 182,678,079 shares of common stock. The votes cast at the meeting were as follows:

Proposal to elect two Trustees:

	For	Withheld

John A. Benning	141,575,141.48	25,159,108.32

Edmund J. Burke	133,063,192.52	33,671,057.28